+1 617 526 6000 (t)

+1 617 526 5000 (f)

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Schrödinger, Inc.

120 W. 45th Street, 17th Floor

New York, NY 10036

Attn: Ramy Farid, Ph.D., President and Chief Executive Officer

(212) 295-5800

January 16, 2020

VIA EDGAR SUBMISSION AND BY HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:    Schrödinger, Inc.

Registration Statement on Form S-1

Filed January 10, 2020

File No. 333-235890

Ladies and Gentlemen:

On behalf of Schrödinger, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 10 contained in the letter dated November 26, 2019 from the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 (File No. 377-02882), submitted by the Company to the Commission on October 30, 2019. Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-235890), which was publicly filed by the Company on January 10, 2020 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

*                *                 *

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

January 16, 2020

Rule 83 Confidential Treatment Request by Schrödinger, Inc.

Request #1

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $[**] to $[**] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change. The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from representatives of the underwriters, including discussions that took place during a meeting of the Company’s board of directors (the “Board”) on January 8, 2020.

Schrödinger, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ramy Farid, Ph.D., President and Chief Executive Officer, Schrödinger, Inc., 120 W. 45th Street, 17th Floor, New York, New York 10036, (212) 295-5800, before it permits any disclosure of the bracketed information in Request #1.

Determining the Fair Value of Common Stock Prior to the IPO

As described in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation,” equity awards granted since November 29, 2018 consisted of the following:

Date of Stock Option Grant	Number of Shares Granted	Per Share Exercise Price / Fair Value of Common Stock ($)
November 29, 2018	7,855,000	0.58
January 30, 2019	6,442,500	0.58
April 2, 2019	200,000	0.58
May 7, 2019	462,000	0.58
August 1, 2019	1,320,000	0.71
December 2, 2019	960,000	1.54

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each option grant, with input from management, consideration of the Company’s most recent independent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of November 9, 2018, May 31, 2019, and October 15, 2019. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The May 31, 2019 and October 15, 2019 valuations were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is allocated using an option-pricing method (“OPM”). Since the first closing of the Company’s Series E preferred stock financing occurred on November 9, 2018, the November 9, 2018 valuation (the “November 2018 valuation”) was prepared using the backsolve method, which takes the most recent price paid for shares of preferred stock and allocates that value to each share class using the OPM.

The Company’s two most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a non-IPO liquidity event scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock

January 16, 2020

would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the IPO scenario and the non-IPO liquidity event scenario based on the Company’s assessment of its overall performance and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

Rule 83 Confidential Treatment Request by Schrödinger, Inc.

Request #2

	IPO Scenario				Non-IPO Scenario				Backsolve				Indicated Fair Value Per Share of Common Stock
Valuation Date	Probability Weighting		DLOM		Probability Weighting		DLOM		Probability Weighting		DLOM
November 9, 2018	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	$0.58
May 31, 2019	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	$0.71
October 15, 2019	[	**]%	[	**]%	[	**]%	[	**]%	[	**] %	[	**]%	$1.54

Schrödinger, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ramy Farid, Ph.D., President and Chief Executive Officer, Schrödinger, Inc., 120 W. 45th Street, 17th Floor, New York, New York 10036, (212) 295-5800, before it permits any disclosure of the bracketed information in Request #2.

November 9, 2018 Valuation

The Board relied, in part, on the results of the November 2018 valuation in its determination of the fair value of common stock of $0.58 per share as of November 29, 2018, January 30, 2019, April 2, 2019, and May 7, 2019 when it granted options for the purchase of 7,855,000, 6,442,500, 200,000, and 462,000 shares of common stock to employees and directors, respectively. The November 2018 valuation was prepared taking into account the sale of the Company’s Series E preferred stock at the first closing on November 9, 2018 at a price of $1.4906 per share. In particular, the November 2018 valuation determined the Company’s equity value using the backsolve approach that was based on the $1.4906 price paid per share of its Series E preferred stock in the contemporaneous, arm’s-length transaction with new and existing investors. Between November 9, 2018 and May 7, 2019, the Company continued to operate its business in the ordinary course and, other than subsequent closings of the Series E preferred stock financing at which shares were sold at the same price, there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $0.58 per share from November 9, 2018 to May 7, 2019.

January 16, 2020

May 31, 2019 Valuation

Rule 83 Confidential Treatment Request by Schrödinger, Inc.

Request #3

On May 31, 2019, the Board obtained a new third-party valuation (the “May 2019 valuation”) that assessed the fair value of the common stock at $0.71 per share. The principal factor contributing to the increase in the fair value of common stock reflected in the May 2019 valuation as compared to the November 2018 valuation was moving from the backsolve approach to a hybrid method. The Company increased the probability weighting of the IPO scenario to [**]% reflecting progress made by the Company since November 9, 2018. Notably, at the Board meeting in May 2019, the Board and management discussed the possibility of doing an IPO. Thereafter, management began to evaluate advanced planning requirements for an IPO.

Schrödinger, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ramy Farid, Ph.D., President and Chief Executive Officer, Schrödinger, Inc., 120 W. 45th Street, 17th Floor, New York, New York 10036, (212) 295-5800, before it permits any disclosure of the bracketed information in Request #3.

The Board relied, in part, on the results of the May 2019 valuation in its determination of the fair value of common stock of $0.71 per share as of August 1, 2019, when it granted options for the purchase of 1,320,000 shares of common stock to employees and directors. Between May 31, 2019 and August 1, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its operating results. As a result, the Board determined that the fair value of the Company’s common stock remained $0.71 per share from May 31, 2019 to August 1, 2019.

October 15, 2019 Valuation

The Board relied, in part, on the results of the October 15, 2019 valuation (the “October 2019 valuation”) in its determination of the fair value of common stock of $1.54 per share as of December 2, 2019, when it granted options for the purchase of 960,000 shares of common stock to employees and a director. The Board approved the grants of such options on October 15, 2019 and determined that the exercise price of such options would be equivalent to the fair value of common stock as of October 15, 2019. The Board then engaged an independent third-party valuation firm to analyze the fair value of common stock as of October 15, 2019. On December 2, 2019, the valuation firm delivered to the Board the results of the October 2019 valuation, which concluded that the fair value of common stock was $1.54 per share as of October 15, 2019. Accordingly, the exercise price of the options granted on December 2, 2019 was $1.54 per share. In determining the fair value of the common stock on December 2, 2019, the Board also considered that between October 15, 2019 and December 2, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its operating results. As a result, the Board determined that the fair value of the Company’s common stock remained $1.54 per share on December 2, 2019.

January 16, 2020

Rule 83 Confidential Treatment Request by Schrödinger, Inc.

Request #4

The principal factors contributing to the increase in the fair value of common stock in the October 2019 valuation when compared to the May 2019 valuation were the increase in the probability weighting of the IPO scenario to [**]%, the decrease in the DLOM of the IPO scenario due to the shorter period to the planned IPO event, and a [**]% increase in the equity value of the non-IPO liquidity event scenario, all reflecting progress made by the Company since May 31, 2019, including the following:

Schrödinger, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ramy Farid, Ph.D., President and Chief Executive Officer, Schrödinger, Inc., 120 W. 45th Street, 17th Floor, New York, New York 10036, (212) 295-5800, before it permits any disclosure of the bracketed information in Request #4.

•	On August 1, 2019, the Company obtained approval from its board of directors to pursue an IPO.

•	During September 2019, the Company selected the lead underwriters for its IPO and on September 16, 2019, held an organizational meeting for the IPO.

•	In September and October 2019, the Company was actively involved in the preparation of its Draft Registration Statement on Form S-1.

•	Progress of the Company’s collaborative and internal, wholly-owned drug discovery programs continued to advance.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to January 8, 2020, the underwriters had not had discussions with the Company regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	recent performance of initial public offerings of companies in the biotechnology and technology sectors;

•	estimates of future revenues to be generated by the Company’s software business and the equity values of comparable companies relative to their revenues;

•

estimates of future revenues to be generated by the Company’s collaborative drug discovery programs and the value of the Company’s equity investments in certain of its drug discovery collaborators; and

•	recent equity values of companies in the biotechnology sector with early-stage drug development platforms.

Rule 83 Confidential Treatment Request by Schrödinger, Inc.

Request #5

The Company respectfully submits that the fair value of common stock as of October 15, 2019 is only [**]% below the midpoint of the Preliminary Price Range. Furthermore, if the DLOM of [**]% is removed, the fair value of common stock as of October 15, 2019 would be $[**], or [**]% below the midpoint of the Preliminary Price Range.

The Company believes that the difference between the fair value of its common stock as of October 15, 2019 of $1.54 per share and the Preliminary Price Range of $[**] to $[**] per share is the result of the factors above and the following additional factors and positive developments with respect to the Company’s business that occurred subsequent to October 15, 2019, the date of the Company’s most recent determination of the fair value of its common stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the October 2019 valuation, the probability weighting of the IPO scenario was [**]%. If the Company had instead applied a weighting of [**]% to the IPO scenario, the fair value of the Company’s common stock in the October 2019 valuation would have been $[**] per share (before giving effect to any DLOM).

January 16, 2020

Schrödinger, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ramy Farid, Ph.D., President and Chief Executive Officer, Schrödinger, Inc., 120 W. 45th Street, 17th Floor, New York, New York 10036, (212) 295-5800, before it permits any disclosure of the bracketed information in Request #5.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any DLOM of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the October 2019 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding shares of preferred stock into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all of the outstanding shares of the Company’s preferred stock will convert into common stock (or be exchanged for limited common stock), thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since October 15, 2019, the Company has taken several steps towards the completion of an IPO, including publicly filing its Registration Statement with the Commission on January 10, 2020.

•	In November and December 2019, the Company held a number of “testing-the-waters” meetings, at which the Company received feedback from potential investors.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•

A number of technology and biotechnology companies have recently completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company to pursue and complete initial public offerings.

•	The Company experienced steady growth in its software business and accelerated growth in its drug discovery business and continued to advance its internal, wholly-owned drug discovery programs.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

January 16, 2020

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Ramy Farid, Schrödinger, Inc.

Joel Lebowitz, Schrödinger, Inc.

Office of Freedom of Information and

Privacy Act Operations